Exhibit 99.1

Nutrien Ltd.

Consolidated Financial Statements

For the period from the date of incorporation (June 2, 2017) to December 31, 2017

Independent Auditors’ Report

To the Shareholders and the Board of Directors of Nutrien Ltd.

We have audited the accompanying consolidated financial statements of Nutrien Ltd., which comprise the consolidated balance sheet as at December 31, 2017, the consolidated statement of loss and comprehensive loss and consolidated statement of shareholders’ deficit for the period from the date of incorporation (June 2, 2017) to December 31, 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated balance sheet of Nutrien Ltd. as at December 31, 2017, and its consolidated financial performance and its consolidated cash flows for the period from the date of incorporation (June 2, 2017) to December 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP	/s/ Deloitte LLP

Chartered Professional Accountants	Chartered Professional Accountants
February 20, 2018	February 20, 2018
Calgary, Canada	Saskatoon, Canada

Nutrien Ltd.

Consolidated Statement of Loss and Comprehensive Loss

(U.S. dollars)

For the period from June 2 to December 31,	2017
Administrative expenses (note 4)	(614,106)
Foreign exchange loss	(14,844)
Loss before income taxes	(628,950)
Income taxes (note 5)	169,817
Net loss and comprehensive loss	(459,133)

(See Notes to the Consolidated Financial Statements)

Nutrien Ltd.

Consolidated Statement of Shareholders’ Deficit

(U.S. dollars, except share data)

	Number of common shares	Share capital	Deficit	Total shareholders’ deficit
Share issuance on date of incorporation	200	200	—	200
Net loss and comprehensive loss	—	—	(459,133)	(459,133)
December 31, 2017	200	200	(459,133)	(458,933)

(See Notes to the Consolidated Financial Statements)

Nutrien Ltd.

Consolidated Balance Sheet

(U.S. dollars)

December 31, 2017
Assets
Non-current assets
Deferred income tax assets (note 5)	169,817
Total assets	169,817

Liabilities
Current liabilities
Payables and accrued charges (note 4)	628,750
Total liabilities	628,750
Shareholders’ deficit
Share capital (note 3)	200
Deficit	(459,133)
Total shareholders’ deficit	(458,933)
Total liabilities and shareholders’ deficit	169,817

(See Notes to the Consolidated Financial Statements)

/s/ Chuck Magro

Chuck Magro

Director and President & Chief Executive Officer

/s/ Wayne Brownlee

Wayne Brownlee

Executive Vice President & Chief Financial Officer

Nutrien Ltd.

Notes to the Consolidated Financial Statements

(U.S. dollars)

1. ORGANIZATION

Nutrien Ltd. (“Nutrien”) was incorporated under the laws of Canada on June 2, 2017 pursuant to the merger of equals transaction contemplated by an arrangement agreement, dated as of September 11, 2016, between Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (“Agrium”) (the “Merger”). For the period from the date of incorporation to December 31, 2017, Nutrien, and its wholly owned subsidiaries PotashCorp AcquisitionCo ULC and Agrium AcquisitionCo ULC, did not conduct any business activities other than those required for their formation and matters contemplated by the Arrangement Agreement.

Nutrien’s registered head office is located at Suite 500, 122—1st Avenue South, Saskatoon, Canada.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

These consolidated financial statements are presented for the period ended December 31, 2017, which commenced on June 2, 2017, the date of Nutrien’s incorporation. The Board of Directors of Nutrien approved these consolidated financial statements for issuance on February 20, 2018.

Nutrien prepared these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The functional and presentation currency of these consolidated financial statements is the U.S. Dollar. Financial instruments include payables and accrued charges, which are initially recognized at fair value and subsequently measured at amortized cost.

A consolidated statement of cash flows was not presented as there were no material transactions impacting cash and cash equivalents for the period ended December 31, 2017.

3. SHARE CAPITAL

Share capital represents 100 common shares fully paid and issued on incorporation to each of PotashCorp and Agrium. Authorized share capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares.

4. RELATED PARTY TRANSACTIONS

Nutrien incurred professional fees and other expenses paid by Agrium related to the formation of Nutrien and other matters contemplated by the Merger. The amounts due to Agrium of $628,750 arose from the transactions described above, and are unsecured and non-interest bearing.

5. INCOME TAXES

Nutrien has an effective and statutory income tax rate of 27 percent.

Nutrien has recognized deferred tax assets on unused tax losses of $628,950 as it expects to earn future taxable income in 2018 and following years, against which the losses may be applied prior to their expiry date of December 31, 2037.

Nutrien Ltd.

Notes to the Consolidated Financial Statements

(U.S. dollars)

6.	SUBSEQUENT EVENTS

On January 1, 2018, after receiving all required regulatory approvals, Agrium and PotashCorp combined their businesses in a merger of equals by becoming wholly owned subsidiaries of Nutrien. On January 2, 2018, Nutrien began trading on the Toronto Stock Exchange and New York Stock Exchange (“NYSE”) under the symbol NTR, and the shares of Agrium and PotashCorp were subsequently delisted.

Shareholders of Agrium received 2.230 common shares of Nutrien for each Agrium share held and shareholders of PotashCorp received 0.400 common shares of Nutrien for each PotashCorp share held. The exchange ratios represent the respective closing share prices of each company’s common shares at market close on the NYSE on August 29, 2016, the last trading day prior to when the companies announced that they were in preliminary discussions regarding a merger of equals, which is consistent with the approximate 10-day and 60-day volume weighted average prices through that date.

PotashCorp is the acquirer for accounting purposes, and as a result, the consolidated financial statements and related notes of Nutrien in 2018 and beyond will reflect the operations of Nutrien. Figures for 2017 and prior will reflect the operations of PotashCorp. The purchase consideration is approximately $16 billion. Valuations to determine the fair value of assets acquired and liabilities assumed are not yet complete due to the recent closing date of the Merger.

Key dates to the Merger:

•	September 11, 2016 – PotashCorp entered into an agreement with Agrium to combine their businesses under the Canada Business Corporation Act

•	November 3, 2016 – the plan of arrangement was approved by the shareholders of both companies

•	November 7, 2016 – the Ontario Superior Court of Justice issued a final order approving the plan of arrangement

•	October 18, 2017 – conditional approval from the Competition Commission of India, requiring PotashCorp to divest minority shareholdings in Sociedad Quimica y Minera de Chile S.A. (“SQM”), Arab Potash Company (“APC”) and Israel Chemicals Ltd. (“ICL”) within a period of 18 months from November 2017, the issuance of the order

•	November 6, 2017 – Agrium signed definitive asset sales agreements to divest its Conda phosphate and North Bend nitric acid operations intended to address the U.S. regulatory concerns

•	November 7, 2017 – approval from China’s Ministry of Commerce, conditioned on the divestiture of PotashCorp’s minority shareholdings in SQM and APC within 18 months, and ICL within 9 months, from the closing of the Merger

•	December 27, 2017 – clearance from the U.S. Federal Trade Commission conditional on certain divestitures by Agrium

•	January 12, 2018 – Agrium completed the dispositions of certain operations as required by the U.S. Federal Trade Commission

•	January 24, 2018 – the sale of PotashCorp’s interest in ICL closed

The companies had previously received unconditional regulatory clearance from Canada, Brazil and Russia.

On January 29, 2018, Nutrien announced the planned acquisition of Agrichem, a leading Brazilian specialty plant nutrition company. The acquisition will be made in two tranches, with 80 percent of the business expected to be acquired by the end of March 2018. The remaining 20 percent of the business is expected to be acquired in 2019, based on 2018 earnings before interest, taxes, depreciation and amortization levels. Closing of the transaction is subject to regulatory approvals and satisfaction of customary conditions precedent.